

April 3, 2018

Mail Stop 4561

Robert Mee
Chief Executive Officer
Pivotal Software, Inc.
875 Howard Street, Fifth Floor
San Francisco, CA 94103

     **Re:    Pivotal Software, Inc.**
             **Registration Statement on Form S-1**
             **Filed March 23, 2018**
             **File No. 333-223872**

Dear Mr. Mee:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. References to our prior comments refer to our letter dated March 20, 2018.

Results of Operations

Comparison of Fiscal 2016, Fiscal 2017 and Fiscal 2018

Revenue, page 69

1.     We note your response to prior comments 4 and 5. Netting out the maintenance revenues related to legacy software products sold on perpetual basis, service revenue still declined in fiscal 2018. Please revise to further explain the lack of growth in your net service revenues during fiscal 2018 despite the 73% increase in subscription revenues during the same period. In this regard, you previously noted that the growth in service revenue in

fiscal 2017 was primarily due to the increase in the company's subscription customers. Also, in your current response you state that with the recent launch of PCF v2.0 and the release of PKS, you do not anticipate future declines in service revenue. To the extent that you do not anticipate the growth in service revenues that you experienced in fiscal 2017, please revise to explain why.

2. We note your response to prior comment 6. Please provide us with a breakdown of the Labs and implementation service revenue streams for each period presented and describe any material variances in the gross profit margins.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Sarah Solum, Esq.
Davis Polk & Wardwell LLP